2603 Challenger Tech Court, Suite 100, Orlando, FL 32826

Phone: 407-382-4003 Fax: 407-382-4007

February 7, 2005

Mr. Martin F. James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 0306

Washington, DC 20549

Via Edgar Filing as correspondence

Dear Mr. James:

This letter is our response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of January 25, 2005, regarding the Staff’s review of the LightPath Technologies, Inc. (the “Company”) Form 10-K for the fiscal year ended June 30, 2004, and our Form 10-Q for the quarterly period ended September 30, 2004 (File No. 000-27548) (which together constitute the “Filings”).

In response to your specific request (page 5 of your letter), in connection with this response, I hereby acknowledge, on behalf of the Company, the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call me at 407-382-4003 x319.

Sincerely,

/s/ Kenneth Brizel
Kenneth Brizel President and CEO; Acting CFO

Response of LightPath Technologies, Inc.

to Staff comment letter of January 25, 2005

Note that in the body of this letter, from page 2 forward, the Staff’s points, called “Questions” herein, are included for convenience in review of our responses.

Form 10-K for the fiscal year ended June 30, 2004

Item 6. Selected Financial Data – Page 27

Question 1. Revise future filings to describe, or cross reference to a discussion of factors such as accounting changes, restructurings and business combinations or dispositions that materially affect the comparability of the information reflected in selected financial data. This comment also applies to the supplementary quarterly financial data disclosure on page 37. Refer to Items 301 and 302 of Regulation S-K.

Response 1. In future periodic filings with the Commission, we will make the addition of various factors in footnote form to the two tables noted, in accordance with the above referenced Items of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Page 28

Year ended June 30, 2004 compared to the year ended June 30, 20003 – Page 32

Consolidated Operations

Question 2. You disclose on page 32 that your revenues increased as a result of increased demand related to your aspheric lens and isolator products. In future filings please expand the discussion to address the following:

a)	Identify and quantify the factors responsible for financial statement items and explain why those changes occurred.

b)	Disclose the extent to which the increases in revenues are attributable to:

i. increases in prices;

ii. to increases in the volume or amount of goods or services being sold; or

iii. to the introduction of new products or services

c)	Tell investors how the new products discussed on pages 6 and 7 affected current revenues or will affect your future revenues.

Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response 2. In our future periodic filings with the Commission, we will endeavor to present the significant components of our financial statement line items in a quantified measure of either dollars or percentages of the total line item, along with the textual explanation of why these elements of our business revenues and expenses may have changed. With regard to revenues, we have an analysis of our revenue changes parsed into price changes, volume changes and changes that are the inseparable arithmetical intersect of both factors. We will present elements of that analysis in our

Response of LightPath Technologies, Inc.

to Staff comment letter of January 25, 2005

future periodic filings with the Commission. In that analysis, we view revenues that may have been derived from our new products in a period as a volume increase. As a result of the potential for confusion on the part of the reader with regard to arithmetical set theory, we will also address new product revenues in any given presented period as an additional disclosure. Of course with regard to future revenues, any statements we make will be forward-looking and subject to such normal major uncertainties as market acceptance and competitive response.

Question 3. Additionally, revise future filings to disclose the effects of offsetting developments or events. We note from page 16 that the average selling prices of your products has decreased and is expected to further decrease in the future, yet we so(see) no discussion in your MD&A.

Response 3. In the MD&A section of our future periodic filings with the Commission, we will discuss more fully the effects of past and ongoing pricing pressures that are inherent in our markets. This factor, particularly “severe” during the period of rapid demand reduction in the telecommunications markets we serve (approximately 2001 to 2003), has had a material affect on our business, particularly over the period of fiscal 2002 and 2003.

Question 4. Refer to your discussion of other income and expense on page 33. Tell us and revise future filings to clearly discuss the nature of the litigation settlement gain recorded in 2004. Discuss supplementally your reasons for recording this amount as non-operating.

Response 4. With regard to the litigation settlement gain recorded in the third quarter of fiscal 2004, we noted the following on pages 10 and 11 of our Quarterly Report on Form 10-Q for the period ended March 31, 2004 (see footnote 8 therein entitled, “Contingencies”):

In 2000, a small group of holders of Class E Common Stock commenced an action in a state court in Texas (the “Texas Action”). Plaintiffs in the Texas Action made various allegations regarding the circumstances surrounding the issuance of the Class E Common Stock and sought damages based upon those allegations. Management believes the allegations underlying the Texas Action are without merit. During the first quarter of fiscal 2003, the Texas court granted the Company’s motion for Summary Judgment. The plaintiffs sought reconsideration of the ruling, however, on October 24, 2002, the Texas court denied their motion. On February 14, 2003, the Plaintiffs requested that the Texas Supreme Court review the appellate court’s decision. On June 26, 2003, the Texas Supreme Court dismissed the Plaintiffs’ petition for review for want of jurisdiction. We are unable to determine at present whether the Plaintiffs intend to further challenge or appeal the Texas Supreme Court’s denial of their petition for review. On July 22, 2002, the Company and a director filed a motion for summary judgment as to all of the Plaintiff’s claims which was granted on October 10, 2002, and has been made final by the trial court on March 1, 2004. On March 15, 2004, the Plaintiffs filed an amended notice of appeal of final judgment as to the Company and a co-defendant.

The Company filed an insurance claim for the aggregate amount of costs incurred in connection with the Texas Action in excess of applicable deductibles. During fiscal 2002, one of the insurance companies responsible for the claim, which had previously filed for

Response of LightPath Technologies, Inc.

to Staff comment letter of January 25, 2005

reorganization, was declared insolvent. In March 2002, the Company commenced an action in a state court in New Mexico for various claims surrounding the now insolvent insurance carrier and the Company’s former insurance broker. We settled this claim in February 2004. The settlement resulted in a cash payment to the Company of approximately $600,000, net of related attorney’s fees, which were paid.

The first paragraph discusses ongoing litigation wherein the Company is the defendant relating to its pre-IPO recapitalization in late 1995. Related to that action is a suit the Company had brought as plaintiff against its directors’ and officers’ liability insurance brokerage company regarding the underwriter’s insolvency and our resultant lack of coverage for the Texas Action. It is that second action, where we were the plaintiff, which was settled with the insurance brokerage firm in the third quarter of fiscal 2004.

In future periodic filings with Commission, where this item is disclosed by virtue of the periods presented, we will include an expanded description of this gain on the settlement of the litigation with the Company’s former insurance broker.

With regard to classification of this gain, the Company chose to classify it as non-operating. We believe that the measure of Operating Income (Loss) is a key measure of overall management success in conducting the turnaround of the business, which turnaround began in fiscal 2003. The inclusion of a gain upon the settlement of litigation is a singular event that we are not likely to recur, given the unusual nature of the litigation and related settlement. Therefore, we exclude it from Operating Income (Loss) so as not to mislead the casual reader of our financials to a conclusion that we are making more progress with regard to that metric than we really are.

Item 14. Principal Accountant Fees and Services – Page 38

Question 5. In future filings revise to disclose audit and non-audit fees billed during each of the last two fiscal years. Refer to Item 14 of Form 10-K.

Response 5. In our Annual Report on Form 10-K for the year ending June 30, 2005, we will include, via incorporation by reference from our Proxy filing, the tabular presentation for each of the last two fiscal years, in accordance with Item 14 of the instructions to Form 10-K.

Consolidated Financial Statements

Statement of Cash Flows – Page F-6

Question 6. In light of the statement in footnote (b) to Schedule II on page F-22 that you recorded a net reduction to the allowance for doubtful accounts of $101,583, tell us why you show a provision for uncollectible receivables of $101,583 as a positive adjustment to reconcile net loss to cash used in operating activities on your statement of cash flows for fiscal 2004. In accordance with SFAS 95, a negative provision would normally be reflected as a negative adjustment to reconcile net loss to net cash used in operating activities. We may have further comment.

Response of LightPath Technologies, Inc.

to Staff comment letter of January 25, 2005

Response 6. Upon review, based on your comment, we agree with your position that this is an error. The wrong arithmetical sign on the allowance for doubtful accounts change was presented consolidated statement of cash flows; as a result, the remaining net change in the working capital component (accounts receivable) was similarly misstated (the wrong arithmetical sign was presented). On page F-6, the $101,583 should be in parentheses, and the trade receivables line item in the changes in operating assets and liabilities should be $(428,065). The figure for “Net cash used in operating activities of $(2,488,070), does not change as a result of this error.

In our next future periodic filing with the Commission, the errors associated with the use of the incorrect arithmetical signs will be revised, as appropriate.

Note 2. Summary of Significant Accounting Policies – Page F-8

Revenues – Page F-9

Question 7. We note that revenue from product sales is generally recognized when products are shipped to the customer. Describe to us those situations when revenue from product sales is not recognized at shipment and tell us how you account for product sales in these situations.

Response 7. The only situation where we recognize revenue without an attendant product shipment is in the case of “non-recurring engineering” engagements, or “NRE’s.” From time to time our customers will approach us to employ our optical engineering group to design the passive optic elements of their system for them. Typically, these are smaller companies that do not maintain optical engineering staffs in-house. Once we accept that kind of work, we typically charge a two-part NRE fee. The first half, paid before the work commences, is non-refundable and represents payment for the design work and drawings. This first half is recognized when the design work is concluded; there is no product shipped to the customer at this point for these revenues; hence our use of the word, “generally,” in our disclosure. The second part of the NRE involves producing a sampling (usually 5 to 25 units) of the designed part and shipping it to the customer for test and evaluation. The second part of the NRE fee is billed and recognized at that time and does include product shipment for the revenues.

When combined with product development agreements the Company had in the past, the total was material in periods prior to fiscal 2003. In fiscal 2000, for example, and as can be seen in our prior public reporting, non-product revenues were 8% of total revenues, then fell to 4% in fiscal 2001 and 2002, and to 0% in fiscal 2003. Since we have not had any product development agreements since fiscal 2002, we have not broken out the NRE fees as non-product sales, since we did not consider them material.

Question 8. We also note that you recognize revenues from product development agreements as milestones are completed. Revise future filings to identify the types

Response of LightPath Technologies, Inc.

to Staff comment letter of January 25, 2005

of contract milestones, and explain how they relate to substantive performance and revenue recognition events.

Response 8. As noted in the response to Question 7 above, the Company was once active in the area of obtaining revenues from material product development agreements (in the last five years, including in fiscal 2000-2002, inclusive). For the last two fiscal years and currently through December 31, 2004, we have not had any product development agreements with such milestones. The disclosure was left in the Summary of Significant Accounting Policies footnote in the Notes to the Consolidated Financial Statements in the June 30, 2004 Form 10-K due to the fact that we did once report 4% (or approximately $500,000) of our fiscal 2002 sales as subject to these revenue arrangements. The fiscal 2002 financial statements were presented in the three-year presentation for the fiscal 2004 reporting. For the reporting in fiscal 2005, should we not have any such product development agreements for any of the three years presented (it is not anticipated), we will likely exclude the matter from our policy footnote.

Question 9. We note from page 6 that you use distributors in certain markets. Supplementally and in future filings describe the significant terms of your agreement with distributors, including payment, return, exchange, credits, price protection, allowances and other significant matters. Also explain and support why it is appropriate to recognize revenue upon shipment of product to distributors. Address the factors outlined in SFAS 48 and SAB 104 in your response.

Response 9. We utilize approximately twelve distributors to represent our sales presence (eight in Europe, two in Asia and two in the United States). These distributors all work under an agreement that offers them no particular return, credit or exchange privileges. Further, there is no agreement to ”price-protect” them or to offer them any other allowances for any purpose, including marketing or advertising. Their agreements do specify a geographic territory that they are to sell into, or a defined market, in the case of U.S. distributors. The business we do with them is like our direct customer business done on purchase order, including the use of a P.O. for every transaction. As a result, these distributors generally carry very little inventory except on a small number of common, high volume lens products, and they order from us at the same time as their customer orders from them. These distributor relationships permit us, particularly in Europe and Asia, to be able to have our products presented to a larger geographical territory and to more customers than we could reach with just our one salesperson.

With regard to revenue recognition at the time of shipment to the distributor, the Company has considered the provisions of SFAS 48 and the Staff’s SAB 104.

With regard to section 6 in SFAS 48, we believe that our sales to distributors meet all of those conditions, including a fixed sales price not subject to further modification due to market or other conditions; the distributor’s contractual commitment to pay us the purchase price in accordance with the terms of the distributor agreement; the passage of title to the distributor upon shipment; the distributor’s being an arm’s-length third party; the fact that we have no further performance obligations after the shipment of the

Response of LightPath Technologies, Inc.

to Staff comment letter of January 25, 2005

product; and the fact that our returns for warranty reasons are minimal, not materially variable by period and therefore reasonably estimable.

With regard to SFAS 48, the right of return exists only for product that we ship that does not meet the technical specs that we warrant it meets at the time of the shipment. These technical specs generally have to do with such factors as diameter, thickness, focal length, refractive index, amount of signal loss if used in communications applications and other similar matters, depending on exactly what the product is. We believe these factors are those primarily in 4.c. of SFAS 48, which exempt them from SFAS 48 applicability.

With regard to SAB 104, we also feel that the major elements of revenue recognition are present in our distributor arrangements. Specifically, we believe that an arrangement for the sale exists and is clear as to its terms (our distributor agreements). We also recognize revenue only after delivery is complete, which is our final performance of obligations under the order and per the agreement. We sell at a quoted price to the distributor that is not subject to subsequent change for reasons of market conditions, end-customer negotiation, stocking situations, or other business variables, We have not had any notable distributor customer payment deficiencies. Based on the credit analysis performed on distributors, we concluded that collectability is reasonably assured.

In future periodic filings with the Commission, we will provide additional details with respect to such distributor agreements.

General

Question 10. We note from page 4 that you determined that your Optical Lenses and Laser Components were no longer reportable segments and you began reporting as a single business segment. Supplementally provide us with the analysis you performed in concluding that each of these business lines did not meet the criteria for reportable segments outlined in paragraph 16 of SFAS 131.

Response 10. At the time the decision was made to report our business as one segment instead of the Company’s prior two segments of Lenses and Laser Components, the Company had just concluded a significant consolidation and restructuring, resulting from the dramatic reduction in, particularly, telecommunications equipment sales.

At the conclusion of fiscal 2003, the Company had undergone a significant consolidation as has been reported in our past three annual reports on Form 10-K.

There was one chief operating decision maker (Mr. Brizel) to whom reported all production managers and all sales persons in the Company, without intermediary managers. In other words, there were no longer separate divisional structures or even officers (separate from Mr. Brizel) who were responsible for the production function or the sales function. In short, Mr. Brizel was the segment manager and the chief operating decision maker.

Response of LightPath Technologies, Inc.

to Staff comment letter of January 25, 2005

Data gathering in the Company was consolidated from three separate accounting systems into one system in Orlando. Resource allocation decisions were initially made on the criteria of cash conservation and opportunistic profitable sales opportunities, as opposed to being based on the high mathematical slope of the line of apparent demand. In short, the Company was simply a passive optical components supplier to all users of such components in their systems for any market use.

While lenses, isolators and collimators have differing product forms, they all perform a basic function: they condition light that passes through them to make the light, in some way, better for some use. That use might be viewing, transmitting energy, or carrying digital data streams. Each of these product forms also share the characteristic of yielded process manufacture. At each step of the manufacturing process, some loss of product occurs (yield loss). Controlling yield loss and consistently reaching a minimum level of yield loss is a major factor in the amount and rate of profitability from these components.

After the consolidation and restructuring, the Company does not capture or provide discrete financial information for the various product lines to the chief operating decision maker for purposes of allocating resources. The Company is now focused as an optical components supplier to various end users. Based on this analysis, our interpretation of the definition of reportable segments as outlined in paragraphs 10 through 15 of SFAS 131 did not indicate that we had separate segments.

Question 11. As a related matter, we note the discussion throughout your business section of your four major products as well as geographic territories you serve. Please update your future filings to include the enterprise wide disclosures regarding products and services and geographic areas required by paragraphs 37 and 38 of SFAS 131.

Response 11. We have reviewed paragraphs 37 and 38 of SFAS 131, and in future filings we will endeavor to supply more detail regarding revenues of similar products. While we have discussed GRADIUM in prior filings as a separate lens product, due to the fact that we can (but do not always) make the raw glass and that it is made by a “grind and polish” technique instead of heat/pressure molding, we group GRADIUM sales with lenses internally. GRADIUM sales are not particularly material, nor is the type of lens materially different in form and function from our other lenses to consider it a different product line. We will also discuss revenues in greater detail by geographic area. Geographic area shall be a function of the distributor customer to which we ship and with which we have our business relationship, not the distributor’s actual final customer. Based on that, we can disclose whether any single foreign country is material to our revenues (none are). It should be noted that, at the current time, the Company has no assets in any physical location other than Orlando, Florida, including no assets in any foreign location or foreign currency denomination. We shall so state such in such future periodic filings.

Form 10-Q for the quarterly period ended September 30, 2004

Response of LightPath Technologies, Inc.

to Staff comment letter of January 25, 2005

Note 7. Contingencies – page 11

Question 12. We note the litigation charge of $70,000 reported as a non-operating expense in the current period. Discuss supplementally your reasons for recording this amount as non-operating other expense.

Response 12. With regard to classification of this expense, we engaged in the same analysis as we explained in our response to Question 4. This matter related to an employment practices liability claim brought against our Geltech, Inc. subsidiary from an alleged incident in 1998. We settled the claim to avoid larger legal expenses that would have been incurred in the discovery process.